                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                       IRVINE APARTMENT COMMUNITIES, INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    463606-10
                                 (CUSIP NUMBER)

                             MICHAEL D. MCKEE, ESQ.
                               THE IRVINE COMPANY
                            550 NEWPORT CENTER DRIVE
                                NEWPORT BEACH, CA
                            TEL. NO.: (714) 720-2333
                     (NAME, ADDRESS AND TELEPHONE NUMBER OF
                      PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 APRIL 29, 1997
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:[ ]

       Check the following box if a fee is being paid with this statement: [ ]

                                  SCHEDULE 13D

CUSIP No. 46360610                                           Page 2 of 22 Pages

1        NAME OF REPORTING PERSON
                  The Irvine Company
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  13-3177751
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  00
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Michigan

                           7        SOLE VOTING POWER
                                    24,800,512
NUMBER OF
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        -0- (See Item 5)
OWNED BY
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           24,800,512
PERSON
WITH                       10       SHARED DISPOSITIVE POWER
                                    -0- (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         24,800,512

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.17%

14       TYPE OF REPORTING PERSON*
         CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSIP No. 46360610                                            Page 3 of 22 Pages

1        NAME OF REPORTING PERSON
                  TIC Investment Company A
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  33-0713216

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  California

                                    7       SOLE VOTING POWER
                                            -0- (See Item 5)
NUMBER OF
SHARES                              8       SHARED VOTING POWER
BENEFICIALLY                                -0- (See Item 5)
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                   -0- (See Item 5)
PERSON
WITH                                10      SHARED DISPOSITIVE POWER
                                            -0- (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,502,105

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.1%

14       TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSIP No. 46360610                                            Page 4 of 22 Pages

1        NAME OF REPORTING PERSON
                  TIC Investment Company C
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  33-0713816

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  California

                                    7       SOLE VOTING POWER
                                            -0- (See Item 5)
NUMBER OF
SHARES                              8       SHARED VOTING POWER
BENEFICIALLY                                -0- (See Item 5)
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                   -0- (See Item 5)
PERSON
WITH                                10      SHARED DISPOSITIVE POWER
                                            -0- (See Item 5)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,904,861

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES* [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.8%

14       TYPE OF REPORTING PERSON*
                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)

                                  SCHEDULE 13D

CUSIP No. 46360610                                            Page 5 of 22 Pages

1        NAME OF REPORTING PERSON
                  Donald L. Bren
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  U.S.A.

                                    7       SOLE VOTING POWER
                                            183,325
NUMBER OF
SHARES                              8       SHARED VOTING POWER
BENEFICIALLY                                0
OWNED BY
EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                   183,325
PERSON
WITH                                10      SHARED DISPOSITIVE POWER
                                            0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  183,325

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.9%

14       TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88)

         This Amendment No. 8 to Schedule 13D amends and restates the Schedule 13D dated April 3, 1997, as previously amended (as so amended, the "Schedule 13D").

ITEM 1. SECURITY AND COMPANY.

         The class of equity securities to which this statement relates is the Common Stock, $.01 par value per share (the "Shares"), of Irvine Apartment Communities, Inc., a Maryland corporation (the "Company"). The Company is the successor to Irvine Apartment Communities, Inc., a Delaware corporation (the "Delaware Company"), which merged with and into the Company on May 2, 1996. All references herein to the Company are deemed to be references to the Delaware Company, where such references relate to dates prior to May 2, 1996. The principal executive offices of the Company are located at 550 Newport Center Drive, Suite 300, Newport Beach, CA 92660.

ITEM 2. IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by: The Irvine Company, a Michigan corporation ("TIC"); TIC Investment Company A, a California general partnership ("TICICA"); TIC Investment Company C, a California general partnership ("TICICC"); and Mr. Donald Bren.

         TIC is the owner and developer of the Irvine Ranch, a 90 square mile parcel of land located in central Orange County in Southern California. TIC's principal business consists of the ownership, development, management and leasing of real estate on the Irvine Ranch. TIC is a limited partner of Irvine Apartment Communities, L.P., a Delaware limited partnership (the "Operating Partnership"), of which the Company is the sole general partner. TIC, directly or indirectly, owned Irvine Affordable Housing, Inc. ("IAH") and the seven limited partnerships and one general partnership that, together with TIC, contributed in December 1993 properties (or, in one case, a 99% general and limited interest in a limited partnership that owns a property) to the Operating Partnership in exchange for limited partnership units ("L.P. Units") in the Operating Partnership. TIC is currently the sole general partner of two such limited partnerships (the "Limited Partnerships"). On June 30, 1995 the other five limited partnerships were liquidated and the L.P. Units owned by them were transferred to TIC. TIC and one of its wholly-owned subsidiaries were the general partners of the general partnership which on June 24, 1996 was liquidated and the L.P. Units owned by it were transferred to TIC. TIC was also the sole shareholder of Irvine Lease Co., Inc. ("ILCI"), which purchased 1,500,000 L.P. Units on August 9, 1995 as more fully disclosed in Item 3 below, and also purchased 2,105 additional L.P. Units on May 30, 1996. The L.P. Units owned by ILCI were transferred to TICICA on June 21, 1996. Together, TIC, TICICA, TICICC, the Limited Partnerships, TIC Investment Company B, a California general partnership ("TICICB") (see item 3 below), and TIC Investment Company D, a California general partnership ("TICICD") (See item 3 below), own 99.7% of the limited partnership interests in the Operating Partnership, representing a 54.8% interest in the Operating Partnership. The address of the principal business and the principal office of TIC is 550 Newport Center Drive, Newport Beach, CA 92660.

         TIC is the managing general partner (holding a 99% partnership interest) of each of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships. DBIAC Investment Company, a California corporation ("DBIAC"), holds the remaining 1% general partnership interest of each of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. The principal business of each of TICICA and TICICC is to acquire, hold title to and/or lease real or personal property in Orange County, California. The address of the principal executive offices and principal business of each of TICICA and TICICC is 550 Newport Center Drive, Newport Beach, CA 92660.

         Information as to each executive officer and director of TIC is set forth in Schedule A attached hereto, which is incorporated herein by reference. Information as to each executive officer and director of DBIAC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

         Mr. Bren is the Chairman of the Board and the Chief Executive Officer, as well as the sole shareholder, of TIC. Mr. Bren is also the Chief Executive Officer of the Company. Mr. Bren disclaims beneficial ownership of the Shares and the L.P. Units directly or indirectly owned by TIC, TICICA, TICICB, TICICC, TICICD, the Limited Partnerships and DBIAC.

         During the last five years, neither Mr. Bren, TIC, TICICA, TICICC nor any other person controlling TIC, TICICA or TICICC nor, to the best of their knowledge, any of the persons listed on Schedule A or Schedule B attached hereto, nor any person listed in Item 5 or the footnotes thereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In December 1993, TIC directly transferred certain rental apartment communities (or, in one case, a 99% general and limited partnership interest in a limited partnership that owns a property) to the Operating Partnership in exchange for 15,784,000 L.P. Units.

         In December 1993, TIC, acting as the general partner of the Limited Partnerships and one general partnership, transferred certain rental apartment communities to the Operating Partnership in exchange for 1,304,000 L.P. Units. On June 24, 1996, the general partnership was liquidated and the 160,000 L.P. Units owned by it were transferred to TIC. Upon such liquidation and transfer, the general partnership ceased to be a limited partner of the Operating Partnership.

         In December 1993, IAH, acting as the general partner of five limited partnerships transferred certain rental apartment communities in exchange for 1,359,000 L.P. Units. On June 30, 1995, such limited partnerships were liquidated and the 1,359,000 L.P.
Units were transferred to TIC.

         The foregoing December 1993 transactions were conducted in connection with the creation of an umbrella partnership real estate investment trust (an "UP-REIT") as described in greater detail in the Prospectus forming a part of the Form S-11 Registration Statement (File No. 33-68830) of the Company filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

         In March 1995, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement (as defined in Item 6), TIC, through IAH, received, upon consummation of the sale, as payment of the purchase price by the Operating Partnership, 336,432 L.P. Units. In November 1995 and March 1996, in connection with TIC's sale, through IAH, of an apartment community land site to the Operating Partnership pursuant to the Land Rights Agreement, TIC, through IAH, received, upon consummation of the sale, as partial payment of the purchase price by the Operating Partnership, 113,372 L.P. Units and 28,358 L.P. Units, respectively. In each case, the number of L.P. Units payable to TIC was equal to the purchase price in dollars divided by the average of the closing prices of the Common Stock on the New York Stock Exchange ("NYSE") for the 10 trading days immediately preceding the closing date of the applicable sale. The 478,162 L.P. Units owned by IAH were transferred to TICICB in June 1996.

         On August 9, 1995, the Company sold 5,175,000 Shares to a group of underwriters at a price of $16.305 per Share (net of the underwriting discount) in an underwritten public offering (the "Offering"). The Company contributed the net proceeds of the Offering of $84,378,375 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $25,875,000 to the Operating Partnership through its wholly-owned subsidiary ILCI, for which ILCI received 1,500,000 L.P. Units. For the purpose of calculating adjusted ownership interests in the Operating Partnership pursuant to the Partnership Agreement, such contribution was reduced to $24,457,500 (by deducting an amount equal to the underwriting discount that would have been applicable to Shares if such contribution had been used to acquire Shares in the Offering). On June 21, 1996, such 1,500,000 L.P. Units together with an additional 2,105 L.P. Units owned by ILCI were transferred to TICICA.

         On July 3, 1996, the Company sold 1,490,700 Shares directly to a group of institutional investors at a price of $20.125 per Share (the "Direct Sale"). The Company contributed the net proceeds of the Direct Sale of $30,000,337.50 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $30,000,337.50 to the Operating Partnership through TICICC, for which TICICC received 1,490,700 L.P. Units.

         On July 30, 1996, December 23, 1996 and February 10, 1997, TICICD sold apartment community land sites to the Operating Partnership pursuant to the Land Rights Agreement. TICICC received as payment of the purchase price 115,544, 244,657 and 313,439 L.P. Units, respectively, which in each case was equal to the purchase price in dollars divided by the average of the closing prices of the Common Stock on the NYSE for the ten trading days immediately preceding the closing date of the applicable sale.

         On August 30, 1996, TICICC purchased 7,637 L.P. Units from the Operating Partnership at a purchase price of $22.112 for 7,330 of such L.P. Units and $22.563 for 307 of such L.P. Units. On November 27, 1996, TICICC purchased 6,109 L.P. Units from the Operating Partnership at a purchase price of $23.398 for 5,939 of such L.P. Units and $23.875 for 170 of such L.P. Units. On February 28, 1996, TICICC purchased 6,221 L.P. Units from the Operating Partnership at a purchase price of $26.338 for 5,981 of such L.P. Units and $26.875 for 240 of such L.P. Units. All three purchases were made pursuant to the Company's Dividend Reinvestment and Additional Cash Investment Plan (the "DRIP Plan").

         On February 20, 1997, the Company sold 1,150,000 shares to a group of underwriters at a price of $26.06 per Share (net of the underwriting discount) in an underwritten public offering (the "Secondary Offering"). The Company contributed the net proceeds of the Secondary Offering of $29,969,000 to the Operating Partnership. On the same date, TIC, exercising its right pursuant to the Partnership Agreement to make an additional capital contribution to the Operating Partnership, made a contribution of $36,332,695.64 to the Operating Partnership through TICICC, for which TICICC received 1,394,194 L.P. Units at a price of $26.06 per L.P. Unit.

         On March 14, 1997, TIC announced that its board of directors had authorized the purchase of up to 1.2 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. TIC, as of April 29, 1997, has purchased an aggregate of 1.2 million Shares for an aggregate purchase price of $33,274,675 (before the payment of commissions) in the open market on the dates, in the amounts and at the prices per Share described below:

               Trade               Number of                Price Per
                Date                 Shares                   Share
                ----                 ------                   -----
               3/21/97               10,000              $    28.500
                                     10,000                   28.375

               3/25/97               20,000                   28.375
                                     24,000                   28.250
                                     15,000                   28.125
                                     11,000                   28.000

               3/26/97               10,000                   28.250
                                     57,400                   28.125

               Trade               Number of                Price Per
                Date                 Shares                   Share
                ----                 ------                   -----
               3/27/97               32,000                   28.375
                                     20,000                   28.250

               3/31/97               20,000                   28.375

               4/01/97               50,000                   28.375

               4/02/97              110,000                   28.500
                                     87,000                   28.375

               4/03/97              183,000                   28.250

               4/04/97              105,000                   28.000

               4/10/97               10,000                   27.625

               4/11/97               10,000                   27.500

               4/28/97               30,000                   26.500

               4/29/97              385,600                   28.250


         Subject to the terms of the Partnership Agreement (defined below in Item 4) and certain ownership limit provisions set forth in the Articles of Amendment and Restatement of the Company (as amended by Articles of Merger dated May 2, 1996, the "Articles of Incorporation"), the outstanding L.P. Units of the Operating Partnership are exchangeable for Shares at an exchange ratio of one Share for each L.P. Unit, subject to adjustment as set forth in the Partnership Agreement. However, pursuant to an agreement with the NYSE, in connection with the listing of the Shares, TIC, TICICB and TICICD have agreed, pursuant to the agreements dated May 2, 1996, December 23, 1996 and February 10, 1997, not to convert an aggregate of 405,456 units into Shares without the approval of the Company's stockholders.

ITEM 4. PURPOSE OF TRANSACTION.

         TIC acquired its Shares and the L.P. Units that are exchangeable into Shares for investment purposes.

         In each of January 1995, October 1995 and February 1996, the Board of Directors of the Company approved the acquisition by the Operating Partnership of an apartment community land site from TIC pursuant to the Land Rights Agreement. The sale of the sites closed in March 1995, November 1995 and March 1996, respectively. The net cash purchase price for the site sold in March 1995 was $5,418,381 and was paid by the Operating Partnership in L.P. Units. The net cash purchase price for the sites sold in November 1995 and March 1996 was $4,190,000 and $2,519,000, respectively, and was paid by the Operating Partnership in part through the issuance of L.P. Units. In each case, the number of L.P. Units received by TIC, through IAH, was determined as provided in Item 3 above. All such L.P. Units owned by IAH were transferred to TICICB in June 1996 as provided in Item 2 above. Upon such transfer, IAH ceased to be a limited partner of the Operating Partnership.

         On June 30, 1995 the five limited partnerships of which IAH was the sole general partner were liquidated and the 1,359,000 L.P. Units owned by such limited partnerships were transferred to TIC. Upon such liquidation and transfer, such limited partnerships ceased to be limited partners of the Operating Partnership.

         On August 9, 1995 and May 30, 1996, upon the receipt by the Operating Partnership of the capital contribution from ILCI, ILCI received a limited partner unit certificate representing 1,500,000 L.P. Units and 2,105 L.P. Units, respectively. ILCI was admitted as an additional limited partner of the Operating Partnership on August 9, 1995. ILCI acquired all such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes. All such L.P. Units were transferred to TICICA on June 21,

1996, TICICA was admitted to the Operating Partnership as a Substitute Limited Partner and ILCI ceased to be a limited partner of the Operating Partnership. TICICA acquired such L.P. Units for investment purposes.

         On July 3, 1996, upon the receipt by the Operating Partnership of the capital contribution from TICICC, TICICC received a limited partner unit certificate representing 1,490,700 L.P. Units and was admitted as an additional limited partner of the Operating Partnership. TICICC acquired such L.P. Units, which are exchangeable for Shares on a one-for-one basis, for investment purposes.

         Similarly, on February 20, 1997, upon the receipt by the Operating Partnership of the capital contribution from TICICC, TICICC received a limited partner unit certificate representing 1,394,194 L.P. Units. TICICC acquired such L.P. Units, which are exchangeable for shares on a one-for-one basis, for investment purposes, and TICICC acquired all L.P. Units that are exchangeable for Shares pursuant to the DRIP Plan for investment purposes.

         On December 1, 1993, TIC, directly and as general partner of certain limited partnerships and one general partnership, and IAH as general partner of certain limited partnerships (collectively, the "TIC Entities"), entered into an Amended and Restated Agreement of Limited Partnership of Irvine Apartment Communities, L.P. with the Company dated as of that date (as amended, the "Partnership Agreement"). In accordance with the Partnership Agreement and as described in Item 3, the TIC Entities effected the transfer of certain rental apartment communities to the Operating Partnership in exchange for an aggregate of 18,447,000 L.P. Units. Copies of the Partnership Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference. The description herein of the Partnership Agreement is qualified in its entirety by reference thereto.

         The Company, as the sole general partner of the Operating Partnership, has unilateral control over the management, operation and business of the Operating Partnership including the ability to cause the Operating Partnership to enter into certain major transactions including acquisitions, refinancings and the selection of property managers and any changes in the Operating Partnership's distribution policies. The Board of Directors of the Company manages the affairs of the Operating Partnership.

         Pursuant to the Miscellaneous Rights Agreement dated March 20, 1996 between the Company, the Operating Partnership and TIC (the "Miscellaneous Rights Agreement"), TIC has the right to nominate three persons to the Board of Directors of the Company so long as TIC, its affiliates, the stockholders of TIC and their affiliates or immediate family members beneficially own at least 20% of the Shares of the Company (including for these purposes Shares issuable upon exchange of L.P. Units). In the event that this ownership falls below 20% but is at least 15%, TIC will have the right to nominate two persons for election to the Board of Directors, and if this ownership falls below 15% but is at least 10%, TIC will have the right to nominate one person for election to the Board of Directors. A copy of the Miscellaneous Rights Agreement is filed as Exhibit 12 hereto and is incorporated herein by reference. The description herein of the Miscellaneous Rights Agreement is qualified in its entirety by reference thereto.

         Pursuant to the above, three TIC nominees have been elected to the Company's nine member Board of Directors. Pursuant to Section 3.4 of the Miscellaneous Rights Agreement, the Company agrees not to increase the size of the Board of Directors to more than ten persons or to decrease the size of the Board of Directors to less than eight persons without the written consent of Irvine Persons (as defined therein) then owning, directly or indirectly, Shares or L.P. Units. Pursuant to Article Ninth of the Articles of Incorporation and
Article III of the Company's Amended By-laws (the "Amended By-laws"), the consent of directors representing more than 75% of the entire Board of Directors is required with respect to certain actions including (i) a change of control (as defined in Article Ninth of the Articles of Incorporation); (ii) the amendment of the Company's Articles of Incorporation or Amended By-laws, or the Partnership Agreement; (iii) any waiver or modification of the ownership limits provisions set forth in the Articles of Incorporation; (iv) the merger, consolidation or sale of all or substantially all the assets of the Company or the Operating

Partnership; (v) the issuance under certain circumstances of certain equity securities of the Company; (vi) for the Company to take title to assets or to conduct business other than through the Operating Partnership, or for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of multi-family rental apartment communities; (vii) making a general assignment for the benefit of creditors; or (viii) terminating the Company's status as a REIT for tax purposes. Copies of the Articles of Incorporation (Exhibits 13 and 14) and the Amended By-laws (Exhibit 15) are incorporated herein by reference. The description herein of the Articles of Incorporation and the Amended By-laws is qualified in its entirety by reference thereto.

         Pursuant to the Partnership Agreement, the consent of a majority of the outstanding L.P. Units is required with respect to certain extraordinary actions involving the Operating Partnership including (i) the amendment, modification or termination of the Partnership Agreement, (ii) a general assignment for the benefit of creditors or the appointment of a custodian, receiver or trustee for any of the assets of the Operating Partnership, (iii) the institution of any proceeding for bankruptcy of the Operating Partnership, (iv) the transfer of any general partnership interests in the Operating Partnership, including through any merger, consolidation or liquidation of the Company, subject to certain exceptions, (v) the admission of any additional or substitute general partner in the Operating Partnership; (vi) for the Company to take title to assets (other than temporarily in connection with an acquisition prior to contributing such assets to the Operating Partnership) or to conduct business other than through the Operating Partnership; and (vii) for the Company or the Operating Partnership to engage in any business other than the ownership, construction, development and operation of apartment communities.

         In addition, until such time as the Company owns 90% or more of the total percentage interest in the Operating Partnership, the consent of the limited partners holding a majority interest in the L.P. Units will also be required with respect to the liquidation of the Operating Partnership, the sale or other transfer of all or substantially all of the assets of the Operating Partnership and certain mergers and business combinations resulting in the complete disposition of all L.P. Units.

         As general partner of the Operating Partnership, the Company has the ability to cause the Operating Partnership to issue additional units of general and limited partnership interests in the Operating Partnership. In the event that the Operating Partnership issues new L.P. Units (for cash but not property), TIC will have the right to purchase L.P. Units at a purchase price equal to the purchase price in the transaction giving rise to such participation right in order, and to the extent necessary, to maintain its percentage interest in the Operating Partnership.

         Pursuant to the Partnership Agreement, TIC and the other limited partners of the Operating Partnership, their affiliates and certain related persons have certain rights, exercisable once in each twelve-month period beginning on December 8, 1994 to exchange generally up to one-third of the L.P. Units owned by them for Shares (subject to the applicable ownership limit provision of the Articles of Incorporation) and to tender up to one-third of the L.P. Units owned by them to the Company for cash payable solely out of the net proceeds of an offering of the Shares.

         In the event that the Company issues (whether for cash or property) any Shares or securities convertible into, or exchangeable or exercisable for, Shares, TIC, subject to certain limited exceptions, including the issuance of Shares pursuant to any stock incentive plan adopted by the Company or pursuant to TIC's exercise of the exchange rights or cash tender rights described above, will have the right to purchase Shares or such securities at a purchase price equal to the purchase price in the transaction giving rise to the participation rights in order to maintain its interest in the Company and the Operating Partnership on a consolidated basis. However, other stockholders of the Company would have no participation rights to purchase Shares or such securities and any such issuances might cause a dilution of a stockholder's investment in the Company.

         The purpose of the TIC Entities in entering into the Partnership Agreement and creating an UP-REIT structure was to provide new opportunities for growth and to enhance the overall value of the contributed properties by reducing the existing level of indebtedness and the amount of interest payable after the Company's initial public offering. As a publicly-owned entity, TIC believes that the Company has access to the public debt and equity capital markets, which will provide increased opportunities for the development or acquisition of apartment communities.

         TIC intends to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, TIC may consider from time to time various alternative courses of action. Such actions may include, subject to the ownership limit provisions of the Articles of Incorporation, the acquisition of Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the exchange of L.P. Units for Shares, the exercise of the cash tender rights or the sale of all or a portion of the Shares or L.P. Units in the open market, in privately negotiated transactions, through a public offering or otherwise. On March 14, 1997, TIC announced that its board of directors had authorized the purchase of up to 1.2 million Shares from time to time in the open market or in negotiated transactions over an indefinite period of time, depending on market conditions and other factors. Between March 21, 1997 and April 29, 1997, TIC purchased an aggregate of 1.2 million Shares in the open market. Except as set forth above, TIC has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

         (a) The following table sets forth the beneficial ownership of each person named in Item 2. The number of Shares beneficially owned through rights to acquire represents the number of Shares into which L. P. Units beneficially owned by the person are exchangeable. The percentage of all Shares of Common Stock/L.P. Units owned assumes, with respect to each person, that all L.P. Units beneficially owned by the person are exchanged for Shares and that none of the L.P. Units held by other persons are exchanged for Shares.

                                                                                                SHARES            PERCENT OF
                                     NUMBER OF            PERCENT OF                         BENEFICIALLY         ALL SHARES
                                     SHARES OF            ALL SHARES                             OWNED            OF COMMON
                                      COMMON               OF COMMON         NUMBER OF        (RIGHTS TO          STOCK/L.P.
         PERSON                        STOCK                 STOCK          L.P. UNITS        ACQUIRE)(2)           UNITS
         ------                        -----                 -----          ----------        -----------           -----
The Irvine Company                    1,200,000                   --        24,005,968(1)      24,800,512(3)       57.17%
TIC Investment Company C                     --                   --         2,904,861(4)       2,904,861           12.8%
TIC Investment Company A                     --                   --         1,502,105(5)       1,502,105            7.1%
DBIAC Investment Company                     --                   --                  (6)                (6)           (6)
Donald Bren                             183,325(6)(7)             .9%               --(8)              --(8)          .9%
Raymond L. Watson                        20,000                   .1%                --                --             .1%
William H. McFarland                     20,933                   .1%                --                --             .1%
Richard G. Sim                            2,000                    *                 --                --              *
Michael D. McKee                          5,000                    *                 --                --              *
Richard F. Alden                         17,303                    *                 --                --              *
Thomas H. Nielsen                        25,000                   .1%                --                --             .1%
Carl E. Reichardt                        60,000(9)                .3%                --                --             .3%
Peter V. Ueberroth                       22,100                   .1%                --                --             .1%
William T. White III                      6,000                    *                 --                --              *
Donn B. Miller                              975                    *                 --                --              *
Gary H. Hunt                                300                    *                 --                --              *

(1) The 24,005,968 L.P. Units include (i) 15,784,000 L.P. Units that TIC received directly in exchange for its transfer of certain rental apartment communities to the Operating Partnership, (ii) 1,359,000 L.P. Units that TIC received upon liquidation of certain limited partnerships that contributed rental apartment communities to the Operating Partnerships, (iii) the 160,000 L.P. Units that TIC received upon liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership, (iv) 478,162 L.P. Units that TIC controls through its general partnership interest in TICICB, (v) 1,144,000 L.P. Units that TIC controls as the general partner of two limited partnerships that contributed rental apartment communities to the Operating Partnership, (vi) 4,406,966 L.P. Units that TIC controls through its general partnership interest in TICICA and TICICC and (vii) 673,840 L.P. Units that TIC controls through its general partnership interest in TICICD.

(2) Assumes all of the L.P. Units are exchanged for Shares, without regard to certain ownership limit provisions set forth in the Articles of Incorporation. It is not anticipated that these ownership limit provisions will be waived. TIC has the right, once in every twelve month period beginning on December 8, 1994, generally to exchange up to one third of the L.P. Units for Shares at an exchange ratio of one L.P. Unit for each Share, subject to adjustment. The Articles of Incorporation place a limit on ownership by TIC, Mr. Bren and their affiliates, in the aggregate, of 20% of the Shares.

(3) Includes 1,200,000 shares owned by TIC and 23,600,512 L.P. Units beneficially owned by TIC (see footnote (1)). Excludes 405,456 L.P. Units held by TICICB and TICICD which may not, pursuant to arrangements with the NYSE and agreements with the Company, be converted to Shares without approval of the Company's stockholders.

(4) The 2,904,861 L.P. Units are also included in the 24,005,968 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICC.

(5) The 1,502,105 L.P. Units were transferred to TICICA from ILCI on June 21, 1996. The 1,502,105 L.P. Units are also included in the 24,005,968 L.P. Units deemed to be beneficially owned by TIC because TIC is the managing general partner of TICICA.

(6) DBIAC is the 1% general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, which in the aggregate own 6,702,968 L.P. Units (including 405,456 L.P. Units not convertible to Shares without approval of the Company's stockholders; see footnote 3). TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, and such L.P. Units are included in the 24,005,968 L.P. Units deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987, as amended, of which Mr. Donald Bren is the sole trustee. Assuming the exchange of the 6,297,512 L.P. Units that are convertible into Shares without stockholder approval, DBIAC would be deemed to beneficially own 24.1% of the Shares. Since TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, DBIAC disclaims beneficial ownership of such Shares.

(7)      Shares are held by a trust of which Mr. Bren is trustee.

(8) Mr. Bren may be deemed the beneficial holder of the Shares and the L.P. Units beneficially owned by TIC due to his status as the sole shareholder and Chairman of the Board of Directors of TIC. Assuming the exchange of the 23,600,512 L.P. Units for Shares, Mr. Bren would be deemed to beneficially own 57.6% of the Shares. Mr. Bren disclaims beneficial ownership of the Shares and the LP Units directly or indirectly owned by TIC.

(9) Includes 10,000 shares Mr. Reichardt has a right to acquire through a pension trust account.

* Less than .1%

         Except as set forth in this Item 5(a), neither TIC, TICICA nor TICICC, nor any other person controlling TIC, TICICA or TICICC nor, to the best of its knowledge, any persons named in Schedule A or Schedule B hereto beneficially owns any Shares.

         (b) The following table indicates, for each person listed in the above table, the number of Shares beneficially owned as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. All persons listed below, including those referenced in the footnotes, are citizens of the United States of America.

                                                           SOLE             SHARED             SOLE              SHARED
                                                          VOTING            VOTING          DISPOSITIVE      DISPOSITIVE
PERSON                                                    POWER             POWER              POWER              POWER
------                                                    -----             -----              -----              -----
The Irvine Company(1)                                  24,800,512                0           24,800,512                0
TIC Investment Company A(1)                                     0                0                    0                0
TIC Investment Company C                                        0                0                    0                0
DBIAC Investment Company(2)                                     0                0                    0                0
Donald Bren(3)                                            183,325                0              183,325                0
Raymond L. Watson                                          20,000                0               20,000                0
William H. McFarland(4)                                         0           20,933                    0           20,933
Richard G. Sim(5)                                               0            2,000                    0            2,000
Michael D. McKee                                            5,000                0                5,000                0
Richard F. Alden(6)                                        15,000                0               15,000                0
Thomas H. Nielsen(7)                                        4,000           20,000                4,000           20,000
Carl E. Reichardt                                          60,000                0               60,000                0
Peter V. Ueberroth(8)                                       2,100           20,000                2,100           20,000
William T. White, III(9)                                    1,000            5,000                1,000            5,000
Donn B. Miller(10)                                              0              975                    0              975
Gary H. Hunt(11)                                                0                0                    0                0

(1) TIC, as a contributor of properties to the Operating Partnership in exchange for 15,784,000 L.P. Units; as the transferee of 1,359,000 L.P. Units upon the liquidation of five limited partnerships that contributed properties to the Operating Partnership; as the transferee of 160,000 L.P. Units upon the liquidation of the general partnership that contributed rental apartment communities to the Operating Partnership; as the managing general partner of TICICB which received 259,730 L.P. Units (excluding 218,432 L.P. Units not convertible into Shares without the approval of the Company's stockholders) pursuant to an agreement dated June 21, 1996; as the direct or indirect owner of the two limited partnerships that contributed properties to the Operating Partnership in exchange for 1,144,000 L.P. Units; as the managing general partner of TICICA which received 1,502,105 L.P. Units pursuant to an agreement dated June 21, 1996; as the managing general partner of TICICC which received 1,490,700 L.P. Units pursuant to an agreement dated July 3, 1996, 7,637, 6,109, 1,394,194 and 6,221 L.P. Units on August 30, 1996,
         November 27, 1996, February 20, 1997 and February 28, 1997, respectively, which TICICC purchased; and as the managing general partner of TICICD which received 115,544 L.P. Units pursuant to an agreement dated July 30, 1996, 185,556 L.P. Units pursuant to an agreement dated December 23, 1996 (excluding 59,301 L.P. Units that are not convertible into Shares without the approval of the Company's stockholders) and 185,716 L.P. Units pursuant to an agreement dated February 10, 1997 (excluding 127,723 L.P. Units that are not convertible into Shares without the approval of the Company's stockholders), has sole power to vote or direct the vote and to dispose or direct the disposition (subject to the provisions of the Partnership Agreement and the Miscellaneous Rights Agreement) of 23,600,512 L.P. Units. TIC directly owns 1,200,000 Shares purchased on the open market.

(2) DBIAC is the 1% general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, which in the aggregate own 6,702,968 L.P. Units (including 405,456 L.P. Units not convertible into Shares without the approval of the Company's stockholders). TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, and such L.P. Units are deemed to be beneficially owned by TIC. The sole shareholder of DBIAC is the Donald L. Bren Trust, dated June 26, 1987. as amended, which Mr. Donald Bren is the sole trustee. Since TIC is the managing general partner of TICICA, TICICB, TICICC, TICICD and the Limited Partnerships, TIC has sole voting and dispositive power with respect to such L.P. Units.

(3)      Shares are held by a trust of which Mr. Bren is trustee.

(4) Voting and Dispositive Power is shared by Mr. McFarland's spouse, Rose-Marie McFarland.

(5) 2,000 shares are held in a trust, the co-trustees of which are Mr. Sim and Mr. Sim's spouse, Ann Sim.

(6) Voting and Dispositive Power for 2,303 Shares is held by Mr. Alden's spouse, Marjorie L. Alden and such Shares are not included herein.

(7) 20,000 shares are held in a trust, the co-trustees of which are Mr. Nielsen and his spouse, Marilyn Nielsen. Excludes 1,000 shares held by Marilyn Nielsen in an IRA account.

(8) 10,000 shares are held in a trust, the co-trustees of which are Mr. Ueberroth and Mr. Ueberroth's spouse, Virginia M. Ueberroth and 10,000 shares are held in a charitable foundation in which Mr. Ueberroth shares voting and dispositive power.

(9) 5,000 shares are held in a trust, the co-trustees of which are Mr. White and Terril E. Magee. Ms. Magee is an Executive Assistant of Blanco Investments and Land, Ltd. located at 230 Newport Center Dr., Suite 300, Newport Beach, CA 92660.

(10) 975 shares are held in a trust, the co-trustees of which are Mr. Miller and his spouse, Margaret Miller.

(11) 300 shares are held in the Hunt Family Trust dated 12/6/93, but Mr. Hunt does not direct the voting or disposition of the shares and is not the trustee.

                  (c) Other than the transactions described in Items 3 and 4 above, there have not been any transactions effected during the past 60 days by the persons named in response to paragraph (a).

                  (d) Inapplicable.

                  (e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Pursuant to the Miscellaneous Rights Agreement, the Company has granted to TIC, its affiliates and certain related persons, registration rights with respect to Shares owned by them whether acquired upon exchange of L.P. Units pursuant to certain exchange rights, upon exercise of any option or right of first refusal pursuant to the Land Rights Agreement (defined below), pursuant to TIC's participation rights, in the open market or otherwise. These registration rights, with certain limitations, grant such parties the opportunity to demand registration of all or any portion of the Shares one time each calendar year and the right to have such Shares registered incidentally to any registration being conducted by the Company of Shares, securities convertible or exchangeable for Shares or securities substantially similar to Shares. The Company will bear expenses incident to its registration requirements under the registration rights, except that such expenses will not include any underwriting discounts or commissions.

         The Company, TIC, the Operating Partnership and Mr. Bren entered into an Exclusive Land Rights and Noncompetition Agreement dated as of November 21, 1993 (as amended, the "Land Rights Agreement") which through July 31, 2020 provides the Company with the exclusive right, but not the obligation, to acquire all land sites on the Irvine Ranch which are entitled for residential development and designated by TIC as ready for rental apartment community development (the "Future Land Sites"). The purchase price for each Future Land Site is determined by appraisal and will be payable by the Company in cash, L.P. Units or Shares at the option of the Company for Future Land Site purchase rights exercised on or before July 31, 2000, and thereafter at the option of TIC, but subject to a determination by a committee of independent directors of the Board of Directors of the Company that the method of payment will not adversely affect the Company's qualification as a Real Estate Investment Trust. A copy of the Land Rights Agreement and all amendments thereto are filed as exhibits hereto and are incorporated herein by reference.

         The Company, the Operating Partnership, TIC and IAH have entered into an Agreement dated May 2, 1996, pursuant to which TIC and IAH agreed to certain limitations on their ability to convert or transfer a portion of the L.P. Units held by IAH. A copy of the May 2, 1996 Agreement is filed as Exhibit 20 hereto and is incorporated herein by reference. Pursuant to the June 21, 1996 agreement described in Item 2, TICICB assumed IAH's obligations under such agreement.

         The Company, the Operating Partnership, TIC and TICICD have entered into two agreements, dated December 23, 1996 and February 10, 1997, pursuant to which TIC and TICICD agreed to certain limitations on their ability to convert or transfer a portion of the L.P. Units held by TICICD. Copies of the December 23, 1996 and the February 10, 1997 agreements are filed as Exhibits 21 and 22 hereto respectively, and are incorporated herein by this reference.

         Except for the agreements described in this Schedule 13D, to the best knowledge of the persons signing this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                         DESCRIPTION
-------                                         -----------
1                 Joint Filing Agreement dated as of July 12, 1996 among TIC, TICICA, TICICC and Donald Bren (previously filed with Amendment No. 5 to this Schedule
                  13D)

2                 Amended and Restated Agreement of Limited Partnership of Irvine Apartment
                  Communities, L.P. dated as of December 1, 1993 among the Company, TIC and certain related parties of TIC (the "Partnership Agreement") (previously filed with the original of this Schedule 13D)

3                 Agreement dated March 7, 1995 between IAH and the Company, in its capacity as general partner of the Operating Partnership, supplementing the
                  Partnership Agreement (previously filed with Amendment No. 4 to this
                  Schedule 13D)

4                 Amendment No. 1 dated as of April 20, 1995 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 4 to this Schedule 13D)

5 Agreement dated June 30, 1995 among the Company, in its capacity as general partner of the Operating Partnership, certain limited partnerships (the "Partnerships") which were limited partners of the Operating Partnership named therein, and IAH and Irvine Industrial Development Company ("IIDC"), in their capacities as partners of the Partnerships, supplementing the Partnership Agreement (previously filed with Amendment No. 4 to this Schedule 13D)

6                 Amendment No. 2 dated as of July 18, 1995 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 4 to this Schedule 13D)

7                 Amendment No. 3 dated as of August 9, 1995 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, ILCI and the limited partners named therein (previously filed with Amendment No. 4 to this Schedule 13D)

8                 Amendment No. 4 dated as of March 20, 1996 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 5 to this Schedule 13D)

9                 Amendment No. 5 dated as of May 1, 1996 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 5 to this Schedule 13D)

10                Agreement dated June 21, 1996 among Parkwest Associates, ILCI, IAH, the
                  Company, in its capacity as general partner of the Operating Partnership,
                  IIDC, TICICA, TICICB and TIC (previously filed with Amendment No. 5 to this Schedule 13D)

11                Agreement dated July 3, 1996 between the Company, in its capacity as general partner of the Operating Partnership, and TICICC, supplementing the Partnership Agreement (previously filed with Amendment No. 5 to this
                  Schedule 13D)

EXHIBIT                                         DESCRIPTION
-------                                         -----------

12                Miscellaneous Rights Agreement dated as of March 20, 1996 among the
                  Company, TIC and the Operating Partnership (previously filed with
                  Amendment No. 5 to this Schedule 13D)

13                Articles of Amendment and Restatement of the Company (previously filed with Amendment No. 5 to this Schedule 13D)

14                Articles of Merger Between the Company and Irvine Apartment Communities,
                  Inc., a Delaware corporation, dated as of May 2, 1996 (previously filed with Amendment No. 5 to this Schedule 13D)

15                Amended By-laws of the Company (previously filed with Amendment No. 5 to this Schedule 13D)

16                Exclusive Land Rights and Noncompetition Agreement dated as of
                  November 23, 1993 among the Company, the Operating
                  Partnership, TIC and Donald Bren (the "Land Rights Agreement")
                  (previously filed with the original of this Schedule 13D)

17                Amendment No. 1 dated April 20, 1995 to the Land Rights Agreement
                  (previously filed with Amendment No. 4 to this Schedule 13D)

18                Amendment No. 2 dated as of July 18, 1995 to the Land Rights Agreement
                  (previously filed with Amendment No. 4 to this Schedule 13D)

19                Amendment No. 3 dated as of May 2, 1996 to the Land Rights Agreement
                  (previously filed with Amendment No. 5 to this Schedule 13D)

20                Agreement dated May 2, 1996 among the Company, TIC and IAH (previously filed with Amendment No. 5 to this Schedule 13D)

21                Agreement dated December 23, 1996 among the Company, the Operating
                  Partnership, TIC and TICICD

22                Agreement dated February 10, 1997 among the Company, the Operating
                  Partnership, TIC and TICICD (previously filed with Amendment No. 6 to this
                  Schedule 13D)

23                Agreement dated July 30, 1996 between the Company, in its capacity as general partner of the Operating Partnership and TICICD, supplementing the
                  Partnership Agreement (previously filed with Amendment No. 6 to this
                  Schedule 13D)

24                Amendment No. 6 dated as of June 30, 1996 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 6 to this Schedule 13D)

25                Amendment No. 7 dated as of February 4, 1997 to the Partnership Agreement among the Company, in its capacity as general partner of the Operating
                  Partnership, and the limited partners named therein (previously filed with
                  Amendment No. 6 to this Schedule 13D)

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: April 30, 1997

                                            THE IRVINE COMPANY

                                            By:/s/ Michael D. McKee
                                            Name: Michael D. McKee
                                            Title: Executive
                                            Vice-President


                                            TIC INVESTMENT COMPANY A

                                            By: THE IRVINE COMPANY, its managing
                                                     general partner


                                            By:/s/ Michael D. McKee
                                            Name: Michael D. McKee
                                            Title: Secretary


                                            TIC INVESTMENT COMPANY C

                                            By: THE IRVINE COMPANY, its managing
                                            general partner


                                            By:/s/ Michael D. McKee
                                            Name: Michael D. McKee
                                            Title: Secretary


                                            DONALD L. BREN


                                            By:/s/ Michael D. McKee
                                            Attorney-in-fact for Mr. Bren

                                   SCHEDULE A

                     DIRECTORS AND EXECUTIVE OFFICERS OF TIC

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of The Irvine Company ("TIC") are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to TIC. There are no executive officers who are not also directors. All of the persons listed below are citizens of the United States of America.

                                                       PRESENT PRINCIPAL
                                                     OCCUPATION INCLUDING
           NAME AND                                   NAME AND ADDRESS(1)
       BUSINESS ADDRESS                                   OF EMPLOYER
       ----------------                                   -----------
Donald Bren                                  Chairman and Chief Executive Officer
Raymond L. Watson                            Vice Chairman
Gary H. Hunt                                 Executive Vice President Corporate Affairs
William H. McFarland                         Executive Vice President Land and Residential
                                             Development
Richard G. Sim                               Executive Vice President Investment Properties
Michael D. McKee, Esq                        Executive Vice President, Chief Financial Officer
                                             and Corporate Secretary

(1) Same address as director's or officer's business address except where indicated.

Richard F. Alden                                Private Investor
  11340 West Olympic Blvd,
  Suite 280
  Los Angeles, CA 90064

Donald M. Koll                                  Chairman and Chief
  4343 Von Karman Avenue                          Executive Officer,
  Newport Beach, CA 92660                         The Koll Company

Benjamin V. Lambert                             Chairman and Chief
  40 West 57th Street                             Executive Officer,
  New York, NY 10019                              Eastdil Realty Company

Donn B. Miller, Esq                             President and Chief
  136 El Camino, Suite 216                        Executive Officer,
  Beverly Hills, CA 90212                         Pearson-Sibert Oil Company
                                                   of Texas

Thomas H. Nielsen                               Consulting Director,
  600 Anton Blvd.,                                U.S. Trust of California
  Suite 150
  Costa Mesa, CA 92626-7147

Carl E. Reichardt                               Retired Chairman and Chief
  420 Montgomery St.,                             Executive Officer, Wells
  12th Floor                                      Fargo Bank
  San Francisco, CA 94104

Thomas C. Sutton                                Chairman and Chief Executive
  700 Newport Center Drive                        Executive Officer, Pacific
  Newport Beach, CA 92660                         Mutual Life Insurance
                                                  Company

Peter V. Ueberroth                              Managing Director,
  500 Newport Center Drive                        Contrarian Group
  Newport Beach, CA 92660

William T. White, III                           President, Blanco
  230 Newport Center Drive,                       Investments and Land Ltd.
  Suite 300
  Newport Beach, CA 92660





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
                                                                      SCHEDULE B

          DIRECTORS AND EXECUTIVE OFFICERS OF DBIAC INVESTMENT COMPANY

         The name, business address, title, present principal occupation or employment of each of the directors and executive officers of DBIAC Investment Company are set forth below. If no business address is given the director's or officer's business address is 550 Newport Center Drive, Newport Beach, CA 92658-8904. There are no executive officers that are not also directors. All of the persons listed below are citizens of the United States of America.

                                                                     PRESENT PRINCIPAL
                                                                   OCCUPATION INCLUDING
           NAME AND                                                 NAME AND ADDRESS(1)
       BUSINESS ADDRESS                                                 OF EMPLOYER
       ----------------                                                 -----------
Donald L. Bren                                       Chairman and Chief Executive Officer

Gary Babick                                          President

M. A. Pope                                           Senior Vice President, Chief Financial Officer
                                                     and Secretary

(1) Same address as director's or officer's business address except where indicated.




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